FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 August 28, 2024

Item 3 News Release

The news release was disseminated on August 28, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced the filing of a technical report titled, "Panuco Project - NI 43-101 Technical Report and Preliminary Economic Assessment" (the "PEA"), with an effective date of July 24, 2024. The PEA was independently completed for the Company by Ausenco Engineering Canada ULC, supported by Entech Mining Ltd. and SGS Canada Inc., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The results of the PEA were previously announced in the Company's news release dated July 24, 2024.

The PEA is available under Vizsla Silver's SEDAR+ profile at www.sedarplus.ca or on the Company's website at www.vizslasilvercorp.com.

5.1 Full Description of Material Change

The Company announced the filing of a technical report titled, "Panuco Project - NI 43-101 Technical Report and Preliminary Economic Assessment" (the "PEA"), with an effective date of July 24, 2024. The PEA was independently completed for the Company by Ausenco Engineering Canada ULC, supported by Entech Mining Ltd. and SGS Canada Inc., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The results of the PEA were previously announced in the Company's news release dated July 24, 2024.

The PEA is available under Vizsla Silver's SEDAR+ profile at www.sedarplus.ca or on the Company's website at www.vizslasilvercorp.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 8 Date of Report

 September 9, 2024